Exhibit 99.1

MEIHUA INTERNATIONAL MEDICAL TECHNOLOGIES CO., LTD.

(incorporated in the Cayman Islands with limited liability)

(NASDAQ: MHUA)

NOTICE OF 2023 ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be held virtually at www.virtualshareholdermeeting.com/MHUA2023 on November 28, 2023 at 8:00 a.m. EST

NOTICE IS HEREBY GIVEN THAT the 2023 annual general meeting of shareholders (the “Annual Meeting”) of Meihua International Medical Technologies Co., Ltd., a Cayman Islands exempted company (the “Company”), will be held virtually on November 28, 2023, at 8:00 a.m., Eastern Time, at www.virtualshareholdermeeting.com/MHUA2023 for the following purposes:

1.	To ratify the appointment of Kreit & Chiu CPA LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2023.

2.	To transact any other business that is properly brought before the Annual Meeting or any adjournment or postponement thereof.

The board of directors of the Company (the “Board of Directors”) has fixed the close of business on October 23, 2023 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the Annual Meeting or any adjournment thereof. Only holders of ordinary shares of the Company on the Record Date are entitled to receive notice of and to vote at the Annual Meeting or any adjournment thereof. The date on which this proxy statement and the accompanying form of proxy card will first be mailed or given to the Company’s shareholders is on or about October 24, 2023. All shareholders are cordially invited to attend the Annual Meeting, which will be held virtually on November 28, 2023 at 8:00 a.m. EST at www.virtualshareholdermeeting.com/MHUA2023. Shareholders who appoint proxies retain the right to revoke them at any time prior to the voting thereof.

Shareholders may obtain a copy of the proxy materials, including the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022, from the Company’s website at http://ir.meihuamed.com or by submitting a request to secretary@meihuamed.com.

By Order of the Board of Directors,

/s/ Yongjun Liu
Yongjun Liu
Chairman of the Board of Directors

Yangzhou, China

October 24, 2023

MEIHUA INTERNATIONAL MEDICAL TECHNOLOGIES CO., LTD.

ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOVEMBER 28, 2023

8:00 A.M., EASTERN TIME

PROXY STATEMENT

The board of directors (the “Board of Directors”) of Meihua International Medical Technologies Co., Ltd., a Cayman Islands exempted company (the “Company”), is soliciting proxies for the 2023 annual general meeting of shareholders (the “Annual Meeting”) of the Company to be held virtually on November 28, 2023, at 8:00 a.m., Eastern Time, at www.virtualshareholdermeeting.com/MHUA2023, or any adjournment thereof.

Registered shareholders and duly appointed proxyholders will be able to attend, participate, and vote at the Annual Meeting. Beneficial shareholders who hold the Company’s ordinary shares through a broker, investment dealer, bank, trust corporation, custodian, nominee or other intermediary who have not duly appointed themselves as proxyholder will be able to attend as guest, but will not be able to participate in or vote at the Annual Meeting.

Only holders of the ordinary shares of the Company of record at the close of business on October 23, 2023 (the “Record Date”) are entitled to attend and vote at the Annual Meeting or at any adjournment thereof. The shareholders entitled to vote and present in person or by proxy or (in the case of a shareholder being a corporate entity) by its duly authorized representative representing at least a majority of the outstanding ordinary shares carrying the right to vote at the Annual Meeting shall form a quorum.

Any shareholder entitled to attend and vote at the Annual Meeting is entitled to appoint a proxy to attend and vote on such shareholder’s behalf. A proxy need not be a shareholder of the Company. Each holder of the Company’s ordinary shares shall be entitled to one vote in respect of each ordinary share held by such holder on the Record Date.

Your vote is important. Accordingly, you are urged to sign and return the accompanying proxy card whether or not you plan to attend the meeting. If you do attend the meeting and are a record holder, you may vote by ballot at the meeting and your proxy will be deemed to be revoked. If you hold your shares in street name and wish to vote your shares at the meeting, you should contact your broker about getting a proxy appointing you to vote your shares.

PROPOSALS TO BE VOTED ON

At the Annual Meeting, ordinary resolutions will be proposed as follows:

1.	To ratify the appointment of Kreit & Chiu CPA LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2023.

2.	To transact any other business that is properly brought before the Annual Meeting or any adjournment or postponement thereof.

The Board of Directors unanimously recommends a vote “FOR” Proposal No. 1.

VOTING PROCEDURE FOR HOLDERS OF ORDINARY SHARES

Shareholders entitled to vote at the Annual Meeting may do so either in person or by proxy. Those shareholders who are unable to attend the Annual Meeting are requested to read, complete, sign, date, and return the attached proxy card in accordance with the instructions set out therein.

Shareholders entitled to vote at the Annual Meeting may do so at the Annual Meeting. Shareholders who are unable to attend the Annual Meeting or any adjournment thereof and who wish to ensure that their ordinary shares will be voted are requested to complete, date and sign the enclosed form of proxy in accordance with the instructions set out in the form of proxy and this proxy statement and (i) vote it by Internet, which we encourage if you have Internet access, at the address shown on your proxy card, (ii) vote it by mail or deposit to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717, or (iii) vote it by phone at 1-800-690-6903.

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Solicitation

The costs of soliciting proxies will be borne by the Company. Proxies may be solicited by certain of the Company’s directors, officers, and regular employees, without additional compensation, whether in person or by telephone or electronic mail. Copies of solicitation materials will be furnished to banks, brokerage houses, fiduciaries and custodians holding in their names the ordinary shares or shares beneficially owned by others to forward to those beneficial owners.

Voting by Holders of Ordinary Shares

When proxies are properly dated, executed, and returned by holders of ordinary shares, the ordinary shares they represent will be voted at the Annual Meeting in accordance with the instructions of the relevant shareholders. If no specific instructions are given by such holders, or in the case of broker’s non-votes, the ordinary shares will be voted at the discretion of the holder of such proxies.

Abstentions by holders of ordinary shares are included in the determination of the number of ordinary shares present for the purpose of quorum but are not counted as votes for or against a proposal. Any representative of a corporate shareholder attending the Annual Meeting would need to produce a letter/board resolutions showing the authorization to represent such shareholder to the Company.

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering a written notice of revocation or a duly executed proxy bearing a later date, or by attending the Annual Meeting and voting in person. A written notice of revocation or a duly executed proxy bearing a later date must be delivered to the attention of the Company no later than 48 hours prior to the time for holding the Annual Meeting or any adjourned meeting.

ANNUAL REPORT TO SHAREHOLDERS

Pursuant to Nasdaq’s Marketplace Rules that permit companies to make available their annual report to shareholders on or through the Company’s website, the Company posts its annual report and other SEC filings on its website at http://ir.meihuamed.com. The Company adopted this practice to avoid the considerable expense associated with mailing physical copies of such report to record holders. The annual report for the year ended December 31, 2022 (the “2022 Annual Report”) has been filed with the U.S. Securities and Exchange Commission, or SEC, and has been posted on the Company’s website at http://ir.meihuamed.com. You may obtain a copy of our 2022 Annual Report to shareholders by visiting the “Financial Info” section of the Company’s website at http://ir.meihuamed.com. If you want to receive a paper or email copy of the Company’s 2022 Annual Report to shareholders, you must request one by emailing our investor relations representative Janice Wang at services@wealthfsllc.com. There is no charge to you for requesting a print copy of our 2022 Annual Report.

QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING

The following questions and answers are intended to address briefly some commonly asked questions regarding the Annual Meeting. These questions and answers may not address all of the questions that may be important to you as a shareholder. To better understand these matters, you should carefully read this entire proxy statement.

Q: Why am I receiving this proxy statement?

A: The Company is holding its Annual Meeting to ratify the appointment of Kreit & Chiu CPA LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2023 and to transact any business that may properly come before the Annual Meeting.

We have included in this proxy statement important information about the Annual Meeting. You should read this information carefully and in its entirety. The enclosed voting materials allow you to vote your shares without attending the Annual Meeting. Your vote is very important and we encourage you to submit your proxy as soon as possible.

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Q: What proposals are the shareholders being asked to consider?

A: The shareholders are being asked:

1.	To ratify the appointment of Kreit & Chiu CPA LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2023.

2.	To transact any other business that is properly brought before the Annual Meeting or any adjournment or postponement thereof.

Q: What are the recommendations of the Board of Directors?

A: The Board of Directors unanimously recommends a vote “FOR” Proposal No. 1.

Q: When and where will the Annual Meeting be held?

A: The Annual Meeting will be held virtually on November 28, 2023, at 8:00 a.m., Eastern Time, at www.virtualshareholdermeeting.com/MHUA2023, or any adjournment thereof.

Q: Who is entitled to vote at the Annual Meeting?

A: The Record Date for the Annual Meeting is October 23, 2023. Only holders of ordinary shares of the Company as of the close of business on the Record Date are entitled to notice of, and to vote at, the Annual Meeting or any adjournment or postponement thereof. Each ordinary share that you own entitles you to one vote.

Q: What constitutes a quorum for the Annual Meeting?

A: At the Annual Meeting, a quorum shall consist of shareholders present in person or by proxy holding at least a majority of the paid up voting share capital of the Company.

Q: How many votes are required to approve the proposal?

A: A majority of the shares present in person or by proxy and entitled to vote at the Annual Meeting is required to approve Proposal No. 1.

Q: How do the shareholders vote?

A: The shareholders have three voting options. You may vote using one of the following methods:

(1)	By Internet, which we encourage if you have Internet access, at the address shown on your proxy card;

(2)	By mail or deposit to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717; or

(3)	By phone at 1-800-690-6903.

Q: How can I attend the meeting?

A: The meeting is open to all holders of the Company’s ordinary shares as of the Record Date. You may attend the meeting via live audio webcast at www.virtualshareholdermeeting.com/MHUA2023.

Q: May shareholders ask questions at the meeting?

A: Yes. Representatives of the Company will answer questions of general interest at the end of the meeting.

Q: If my shares are held in “street name” by a broker or other nominee, will my broker or nominee vote my shares for me?

A: Your broker or other nominee will have authority to vote on routine matters. The proposal presented at the Annual Meeting is considered a routine matter. Your broker or other nominee may vote your shares held by it in “street name” with respect to this matter on your behalf. However, if you provide instructions to your broker or nominee on how to vote, they will vote your shares according to your instructions. You should follow the directions your broker or other nominee provides.

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Q: May I change my vote after I have delivered my proxy or voting instruction card?

A: Yes. You may change your vote at any time before your proxy is voted at the Annual Meeting. You may do this in one of three ways:

1.	by sending a completed proxy card bearing a later date than your original proxy card and mailing it so that it is received prior to the Annual Meeting;

2.	by logging on to the Internet website specified on your proxy card in the same manner you would submit your proxy electronically or by calling the telephone number specified on your proxy card, in each case if you are eligible to do so and following the instructions on the proxy card; or

3.	by attending the Annual Meeting remotely at www.virtualshareholdermeeting.com/MHUA2023 and casting your vote.

Your attendance alone will not revoke any proxy.

If your shares are held in an account at a broker or other nominee, you should contact your broker or other nominee to change your vote.

Q: Do I have appraisal rights?

A: The shareholders do not have appraisal rights with respect to the matter to be voted upon at the Annual Meeting.

Q: Whom should I call if I have questions about the proxy materials or voting procedures?

A: If you have questions about the proposals, or if you need assistance in submitting your proxy or voting your shares or need additional copies of this proxy statement or the enclosed proxy card, you should contact Meihua International Medical Technologies Co., Ltd. 88 Tongda Road, Touqiao Town, Guangling District, Yangzhou, 225000, People’s Republic of China. If your shares are held in a stock brokerage account or by a bank or other nominee, you should contact your broker, bank or other nominee for additional information.

Q: What do I need to do now?

A: After carefully reading and considering the information contained in this proxy statement, including the annexes, please vote your shares as soon as possible so that your shares will be represented at the Annual Meeting. Please follow the instructions set forth on the proxy card or on the voting instruction form provided by the record holder if your shares are held in the name of your broker or other nominee.

Q: What interest do officers and directors have in matters to be acted upon?

A: Members of the Board of Directors and executive officers of the Company do not have any interest in any proposal that is not shared by all other shareholders of the Company.

PROPOSAL NO. 1

RATIFICATION

OF

THE APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Company’s audit committee ratified the appointment that Kreit & Chiu CPA LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2023, and the Board of Directors concurred.

In the event that our shareholders fail to ratify the appointment and the authorization, our audit committee will reconsider its selection. Even if the appointment is ratified, however, our audit committee in its discretion, may recommend the appointment of a different independent registered public accounting firm at any time during the year if the audit committee believes that such a change would be in the best interests of the Company and its shareholders.

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FEES PAID TO INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The following table sets forth the aggregate fees by categories specified below in connection with services rendered by our principal external auditors for the periods indicated.

	Fiscal Year Ended December 31,
	2022	2021
Audit Fees*	$522,272	$220,000

*	“Audit Fees” consisted of the aggregate fees billed for professional services rendered for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements.

Our Audit Committee pre-approves all auditing services and permitted non-audit services to be performed for us by our independent auditor, including the fees and terms thereof (subject to the de minimums exceptions for non-audit services described in Section 10A(i)(l)(B) of the Securities Exchange Act of 1934, or the Exchange Act, that are approved by our Audit Committee prior to the completion of the audit).

THE BOARD OF DIRECTORS AND THE AUDIT COMMITTEE RECOMMEND
A VOTE FOR
THE RE-APPOINTMENT
OF
KREIT & CHIU CPA LLP

AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
FOR THE FISCAL YEAR ENDING DECEMBER 31, 2023.

OTHER MATTERS

The Board of Directors is not aware of any other matters to be submitted to the Annual Meeting. If any other matters properly come before the Annual Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board of Directors may recommend.

The Company will bear the cost of preparing, printing, assembling, and mailing the proxy card, Proxy Statement and other material which may be sent to shareholders in connection with this solicitation. It is contemplated that brokerage houses will forward the proxy materials to beneficial owners at our request. In addition to the solicitation of proxies by use of the mails, officers and regular employees of the Company may solicit proxies without additional compensation, by telephone or telegraph. We may reimburse brokers or other persons holding shares in their names or the names of their nominees for the expenses of forwarding soliciting material to their principals and obtaining their proxies.

COMMUNICATIONS WITH THE BOARD OF DIRECTORS

Shareholders wishing to communicate with the Board of Directors or any individual director may write to the Board of Directors or the individual director to the Board of Directors, 88 Tongda Road, Touqiao Town, Guangling District, Yangzhou, 225000, People’s Republic of China. Any such communication must state the number of shares beneficially owned by the shareholder making the communication. All such communications will be forwarded to the full Board of Directors or to any individual director or directors to whom the communication is directed unless the communication is clearly of a marketing nature or is unduly hostile, threatening, illegal, or similarly inappropriate, in which case the Company has the authority to discard the communication or take appropriate legal action regarding the communication.

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WHERE YOU CAN FIND MORE INFORMATION

The Company files annual and current reports and other documents with the SEC under the Exchange Act. The Company’s SEC filings made electronically through the SEC’s EDGAR system are available to the public at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC’s public reference room located at 100 F Street, NE, Room 1580, Washington, DC 20549. Please call the SEC at (800) SEC-0330 for further information on the operation of the public reference room.

By order of the Board of Directors

October 24, 2023	/s/ Yongjun Liu
Yongjun Liu
Chairman of the Board of Directors

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